June 7, 2006

PHILIPS COMPLETES TRANSFER OF OPTICAL PICK-UP UNIT TO ARIMA DEVICES

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today confirmed closure of the deal, as announced on 9 January 2006, to transfer Philips’ optical pick-up (OPU) business unit to Arima Devices, an affiliated company of Arima Computer Corp. (TSE: Arima-2381). As a result, Philips holds a 12% share in Arima Devices.

For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
+31 20 59 77 199
jeannet.harpe@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements